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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

ENVIRONMENTAL SAFEGUARDS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

294069307

(CUSIP Number)

Jeffrey J. Gearhart

Kutak Rock LLP

Suite 1100

425 West Capitol Avenue

Little Rock, Arkansas 72201

(501) 975-3114

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 294069307

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Rineco Recycling, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,500,000[1] 8. Shared Voting Power None 9. Sole Dispositive Power 1,500,000[1] 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* N/A	☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%[2]

14.	Type of Reporting Person 00

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

[1]	Represent warrants to purchase 1,500,000 shares of common stock (the “Warrants”) of Issuer. Prior to the exercise by reporting person of such Warrants, reporting person is not entitled to exercise voting power with respect to the underlying shares of common stock.
[2]	Calculated pursuant to Rule 13d-3(d)(1)(i). This percentage assumes the exercise of warrants and is based upon the number of shares of common stock outstanding, as reported in Issuer’s annual report on Form 10-K for the year ended December 31, 2002, as adjusted to give effect to such exercise.

CUSIP NO. 294069307

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to Warrants to purchase 1,500,000 shares of common stock (the “Warrants”) of Environmental Safeguards, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2600 South Loop West, Suite 645, Houston, Texas 77054.

Item 2. Identity and Background

This Schedule 13D is being filed by Rineco Recycling, LLC (“Rineco”). The principal business address of Rineco is 629 Vulcan Road, Haskell, Arkansas 72015. Rineco is a limited liability corporation organized under the laws of the state of Arkansas. The principal business of Rineco is recycling, reclaiming and processing of hazardous and non-hazardous materials. The name and business address, citizenship and principal occupation of the managers and executive officers of Rineco are listed on Schedule 1 hereto.

During the last five years, neither Rineco, nor, to the best knowledge of Rineco, any manager or executive officer of Rineco (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 20, 2003, Rineco and Issuer entered into a loan arrangement whereby Rineco committed to loan $1.5 million to the Issuer in exchange for the Warrants and a Promissory Note in the same amount bearing interest at 12% per year and secured by certain property of the Issuer. The loan will be funded in three tranches equaling $500,000 each. The first $500,000 tranch was funded on March 20, 2003. Rineco funded this tranch by use of its working capital. The second and third $500,000 tranches will be funded on May 15, 2003 and August 15, 2003. Rineco will also fund these tranches by use of its working capital.

Item 4. Purpose of Transaction

In connection with the transactions outlined in Item 3 above, the Issuer issued to Rineco the Warrants, representing the right to acquire 1,500,000 shares of the Issuer’s common stock at an exercise price of $0.01 per share, which expire on April 20, 2005. The Issuer also agreed, pursuant to a Registration Rights

CUSIP NO. 294069307

Agreement, to file a registration statement with the SEC to register the resale of the shares of common stock underlying the Warrants prior to May 1, 2003.

Depending on market conditions, its continuing evaluation of the business and prospects of Issuer and other factors, Rineco may dispose of or acquire additional securities of Issuer. Except as otherwise described herein, Rineco has no present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP NO. 294069307

Item 5. Interest in Securities of the Issuer

(a)	As of April 30, 2003, Rineco beneficially owned a total of 1,500,000 shares of common stock of Issuer,[1] constituting approximately 12.9% of the total shares of common stock of Issuer outstanding.[2]

(b)	Harry C. Erwin, President of Rineco, has the exclusive right, subject to certain restrictions, to vote or direct the vote of and to dispose of or direct the disposition of all the shares of common stock of Issuer beneficially owned by Rineco.

(c)	Except for the transactions described herein, neither Rineco nor, to the best knowledge of Rineco, any of the persons named in Item 2 have effected a transaction in the common stock of the Issuer during the past 60 days.

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3 and 4 are incorporated herein by reference. The agreements referenced in Items 3 and 4 are attached hereto as Exhibits A, B and C.

Other than the above mentioned agreements, there are no other contracts, arrangements, understandings or relationships with respect to Issuer securities to which Rineco is a party or by which any Rineco is bound, or, to the knowledge of Rineco, to which any of the persons named in Item 2 is a party or by which any of such persons are bound.

Item 7. Material to be Filed as Exhibits

Exhibit 99       Additional Information Required by Item 2 of Schedule 13D

Exhibit 99.A   Environmental Safeguards, Inc. Warrant, dated March 20, 2003

Exhibit 99.B   Promissory Note, dated March 20, 2003

Exhibit 99.C   Registration Rights Agreement, dated March 20, 2003

[1]	Represent warrants to purchase 1,500,000 shares of common stock (the “Warrants”) of Issuer. Prior to the exercise by Rineco of such Warrants, Rineco is not entitled to exercise voting power with respect to the underlying shares of common stock.
[2]	Calculated pursuant to Rule 13d-3(d)(1)(i). This percentage assumes the exercise of the Warrants and is based upon the number of shares of common stock outstanding, as reported in Issuer’s annual report on Form 10-K for year ended December 31, 2002, as adjusted to give effect to such exercise.

CUSIP NO. 294069307

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2003

RINECO RECYCLING, LLC

By:	/s/ Harry C. Erwin
Name: Harry C. Erwin Title: President